Exhibit 99.1

Ohmyhome to Announce Financial Year 2023 Results

Singapore, April 9, 2024 (GLOBE NEWSWIRE) — Ohmyhome Ltd. (NASDAQ: OMH, “Ohmyhome”), a one-stop-shop property technology platform providing end-to-end property solutions and services including brokerage, renovation and condominium property management services in Singapore, announced today that the Company’s 2023 financial results will be released before the market opens on Thursday, April 18, 2024.

Ohmyhome will host a conference call to discuss the 2023 financial results at 8:30 a.m. Eastern Standard Time/ 8:30 p.m. Singapore Time the same day. The live webinar can be registered and accessed via the link below:

https://us02web.zoom.us/webinar/register/1017122931673/WN_aIRv92TpRLGdWX9ASlsDJg

Alternatively, access to the conference call can be accessed via the Ohmyhome Investor Relations website at ir.ohmyhome.com on the same day, along with the Company’s earnings press release, financial tables, and slide presentation.  Following the call, a replay will be available at the same website.

For any further information, please reach out to us via email at ir@ohmyhome.com.

About Ohmyhome

Ohmyhome is a one-stop-shop property technology platform in Singapore that provides end-to-end property solutions and services to buy, sell, rent, and renovate homes, as well as property management services for condominiums in Singapore. Since its launch in 2016, Ohmyhome has transacted over 14,500 properties as of June 30, 2023, and has approximately 6,800 units under management as of Dec 31, 2023. It is also the highest-rated property transaction platform, with more than 8,000 genuine reviews, and an average rating of 4.9 out of 5 stars.

Ohmyhome is dedicated to bringing speed, ease, and reliability to property-related services and to becoming the most trusted and comprehensive property solution for everyone.

For more information, visit: https://ohmyhome.com/en-sg/

Safe Harbor Statement

This press release and the webinar contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

This investor webinar may include references to non-US GAAP financial measures, which include: Adjusted EBITDA and Adjusted EBITDA Margins. Ohmyhome uses these non-US GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparison, and Ohmyhome’s management believes that these non-US GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. However, there are a number of limitations related to the use of non-US GAAP financial measures, and as such, the presentation of these non-US GAAP financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with US GAAP reported on Form 20-F . In addition, these non-US GAAP financial measures may differ from non-US GAAP financial measures with comparable names used by other companies.

Contact

Investor Relations: ir@ohmyhome.com

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